        Exhibit 99.1

     Explanatory Note

The share of Class A Common Stock were purchased by PS Sook Ltd., which Mr. Sook and his spouse are the beneficial owners.

The total amount of shares of Class A Common Stock indicated in Table 1 includes previously acquired options to purchase 600,000 shares of Class A Common Stock (which have not been exercised) and previously acquired 387,087 shares of Class B Common Stock which are convertible into Class A Common Stock on a one-to-one basis (which have not been converted).